FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2008

STAR BULK CARRIERS CORP.

(Translation of registrant's name into English)

Star Bulk Carriers Corp.
Aethrion Center, Suite B-34
40 Ag. Konstantinou
Maroussi 15124
Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

EXHIBIT 1

STAR BULK TAKES DELIVERY OF PANAMAX VESSEL AND EXPANDS

 ITS OPERATIONAL FLEET TO NINE VESSELS

Athens, Greece, March 7, 2008 - Star Bulk Carriers Corp. (NASDAQ:SBLK) announced today that it has taken delivery of the "Star Iota" (ex Mommy Duckling), a Panamax vessel of 78,585 dwt built in 1983. Star Iota will start a one-year time charter employment to TMT at a net daily rate of USD 18,000.

Star Bulk’s fleet consists of ten dry bulk vessels including three Capesize, one Panamax and six Supramax vessels. As of today, the company has taken delivery of two Capesize, one Panamax and six Supramax vessels, thereby its present operational fleet is now nine vessels. The tenth vessel, a Capesize, is scheduled for delivery within April 2008. The fleet profile appears in the table below.

Akis Tsirigakis, President and CEO of Star Bulk commented: “The delivery of the Star Iota marks the completion of deliveries of the initial eight vessel fleet acquired from TMT that initiated the operational life of Star Bulk. Our fleet is fully contracted for 2008 and our healthy balance sheet gives us the strength to continue seeking value-enhancing fleet growth opportunities."

Fleet Table

The following table sets forth summary information regarding Star Bulk's fleet.

Vessel Name	Type	DWT	Year Built	Delivery to Star	Time Charter Expiry	Time Charter Rate (1)
Vessels delivered to Star Bulk as of December 31, 2007
Star Epsilon	Supramax	52,402	2001	Dec. 3, 2007	Dec. 15, 2008 - March 15, 2009	$25,550
Star Theta	Supramax	52,425	2003	Dec. 6, 2007	April 2, 2009 - June 16, 2009	$32,500
Star Kappa	Supramax	52,055	2001	Dec. 14, 2007	Aug. 24, 2010 - Nov. 23, 2010	$47,800
Star Beta	Capesize	174,691	1993	Dec. 28, 2007	Feb. 5, 2010 - May. 5, 2010	$106,500
Vessels delivered to Star Bulk after December 31, 2007
Star Delta	Supramax	52,434	2000	Jan. 2, 2008	Feb. 7, 2009 - May 7, 2009	$25,800
Star Zeta	Supramax	52,994	2003	Jan. 2, 2008	Apr. 12, 2008 (2) March 12, 2013 - June 12, 2013	$30,500 $38,750
Star Gamma	Supramax	53,098	2002	Jan. 4, 2008	Jan. 4, 2009 - Feb. 14, 2009	$28,500
Star Alpha	Capesize	175,075	1992	Jan. 9, 2008	Jul. 5, 2009 - Oct. 5, 2009	$47,500
Star Iota	Panamax	78,585	1983	March, 7, 2008	Feb. 2009 - April 2009	$18,000
Vessel to be delivered
Star Sigma	Capesize	184,000	1991	April 2008(*)	May 31, 2009	$100,000
Grand Total	10	927,759

(*) Indicates expected delivery date to Star Bulk.

(1)

Represents the gross daily rate

(2)

Star Zeta is currently under a pre-existing time charter employment contract at a gross daily rate of USD 30,500 until the end of March 2008; thereafter, the vessel will enter into a five-year Time Charter until March 2013 at a gross daily rate of USD 38,750.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and is headquartered in Athens, Greece. Its common stock and warrants trade on the NASDAQ Global Market under the symbols "SBLK" and "SBLKW" respectively. Currently, Star Bulk has an operating fleet of nine dry bulk carriers, plus a definitive agreement to acquire a Capesize dry bulk carrier. The total fleet consists of three Capesize, one Panamax and six Supramax dry bulk vessels with an average age of approximately 11 years and a combined cargo carrying capacity of 927,759 deadweight tons.

Forward-Looking Statements

The information in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding: (1) the delivery and operation of assets of Star Bulk; (2) Star Bulk's future operating or financial results; (3) future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; (4) drybulk market trends, including charter rates and factors affecting vessel supply and demand; and (5) other statements identified by words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," or words of similar meaning.

Such forward looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Star Bulk's examination of historical operating trends, data contained in their records and other data available from third parties. Although Star Bulk believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond their control, Star Bulk cannot assure you that Star Bulk will achieve or accomplish these expectations, beliefs or projections. Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of a seller to deliver one or more vessels, the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Star Bulk's operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Additional factors that could cause Star Bulk's results to differ materially from those described in the forward-looking statements can be found in Star Bulk's Registration Statement on Form F-1/F-4 and reports on Form 6-K filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Star Bulk disclaims any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company:
Akis Tsirigakis

President and CEO

Star Bulk Carriers Corp.

Aethrion Center, Suite B-34

40 Ag. Konstantinou

Maroussi 15124

Athens, Greece

E-mail: ir@starbulk.com

www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: nbornozis@capitallink.com
www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.

(Registrant)

Dated March 7, 2008

By:

/s/ PROKOPIOS TSIRIGAKIS

Name: Prokopios Tsirigakis

Title: Chief Executive Officer and President